2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: 604 689 78 42	Tel: 8 545 074 70
Fax: 604 689 42 50	Fax: 8 545 074 71

NEWS RELEASE

Lundin Mining Announces Mailing of Offeror’s Circular for Rio Narcea Gold Mines, Ltd. and Meeting Date for Special and Annual General Meeting

April 20, 2007 (TSX: LUN; SSE: LUMI, AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") advises that the Offeror’s Circular, prepared in respect of the offer made by Lundin Mining to acquire all of the issued and outstanding shares and warrants of Rio Narcea Gold Mines, Ltd., has been mailed to all of the registered shareholders and warrant holders of Rio Narcea. Rio Narcea’s Directors Circular, which recommends that the Lundin Mining offer be accepted, has also been mailed to the registered shareholders and warrant holders. Full particulars of the offer are set out in these documents, which have also been filed at www.sedar.com under Rio Narcea’s profile, and on the Lundin Mining website at www.lundinmining.com.

The bid, which expires at 6:00 p.m. (Toronto time) on Tuesday, May 29, 2007, unless extended or withdrawn, is in the amount of $5.00 for each share and $1.04 for each warrant.

Separately, the Company announces that it has changed the proposed date for its Annual General Meeting from May 23, 2007 to June 18, 2007. This will allow the Company to conduct the meeting as an Annual and Special Meeting so that the Lundin Mining shareholders can also vote on the proposed acquisition, by plan of arrangement, of all of the issued and outstanding shares of Tenke Mining Corp.

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged in the extraction, development, acquisition and discovery of base metal deposits internationally. The company currently owns four operating mines: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland. A fifth mine under development, the Aljustrel mine in Portugal, will be brought into production in the third quarter of 2007. Lundin Mining also holds a 49% stake in one of the world’s largest zinc projects – Ozernoe, located in the Republic of Buryatia in the Russian Federation.

For further information, please contact:

Catarina Ihre, Investor Relations, Europe: 706-07-92-63
Sophia Shane, Investor Relations, North America: 604-689-7842

Inquiries concerning the offer can also be directed to Lundin Mining’s Information Agent, Georgeson, at 1-866-676-3005 (toll- free in North America).

Forward-Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in Lundin Mining’s Annual Information Form and management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.